SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Stanley, Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
854532108
(CUSIP Number)

Claude Séguin CGI Group Inc. 1130 Sherbrooke Street West, 7th Floor Montréal, Québec Canada H3A 2M8 (514) 841-3200	George Schindler CGI Federal Inc. 12601 Fair Lakes Circle Fairfax, Virginia 22033 (703) 267-8101
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 6, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	854532108

1	NAMES OF REPORTING PERSON CGI Group Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,178,563 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,178,563 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.2% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

(1)	Beneficial ownership of the above referenced securities is being reported solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Stockholders Agreement (as defined below) entered into with the beneficial owners of such securities, as described below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by either filing person that it is the beneficial owner of any of the common stock referred to in this Schedule 13D for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. Percentage of the class represented is based on 24,155,441 shares of Common Stock (as defined below) issued and outstanding as of May 6, 2010.

CUSIP No.	854532108

1	NAMES OF REPORTING PERSON CGI Federal Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,178,563 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,178,563 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.2% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

(1)	Beneficial ownership of the above referenced securities is being reported solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Stockholders Agreement (as defined below) entered into with the beneficial owners of such securities, as described below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by either filing person that it is the beneficial owner of any of the common stock referred to in this Schedule 13D for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. Percentage of the class represented is based on 24,155,441 shares of Common Stock (as defined below) issued and outstanding as of May 6, 2010.

Item 1. Security and Issuer
The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is common stock, $0.01 par value per share (the “Common Stock”), of Stanley, Inc., a Delaware corporation (“Stanley”). The principal executive offices of Stanley are located at 3101 Wilson Boulevard, Suite 700, Arlington, Virginia 22201. Stanley’s telephone number at that address is (703) 684-1125.
Item 2. Identity and Background
(a)—(c) This Schedule 13D is being filed jointly by the persons listed below, which persons are sometimes individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”.
(i) CGI Group Inc. (“CGI”), a corporation organized under the laws of the Province of Québec, Canada, is an independent information technology and business process services provider with offices in Canada, the United States, Europe and Asia Pacific. The business address of CGI is 1130 Sherbrooke Street West, 7th Floor, Montreal, Québec, Canada H3A 2M8.
(ii) CGI-US (“CGI-US”), a Delaware corporation, is an indirect wholly-owned U.S. operating subsidiary of CGI. CGI-US provides end-to-end IT and business process services to the federal government. The business address of CGI-US is 12601 Fair Lakes Circle, Fairfax, Virginia 22033.
(d) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified on Schedule A during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified on Schedule A during the last five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as described below.
(f) Except for Donna Morea, none of the directors and executive officers of CGI named in Schedule A are citizens of the United States. All such directors and executive officers are citizens of Canada, except for Bernard Bourigeaud who is a citizen of Belgium. Donna Morea is a citizen of the United States.
All of the directors and executive officers of CGI-US named in Schedule A are citizens of the United States, except for Michael E. Roach and R. David Anderson, who are citizens of Canada.
Set forth on Schedule A is the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Reporting Persons as of the date of this Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration
The Stockholders Agreement (as defined in Item 4 below) was entered into among CGI and CGI-US and the following directors, executive officers and stockholders of Stanley: Philip O. Nolan; William E. Karlson; George H. Wilson; Gregory M. Denkler; Brian J. Clark; Scott D. Chaplin; and James H. Brabston (collectively, the “Stockholders”). The Stockholders entered into the Stockholders Agreement as an inducement to CGI and CGI-US to enter into the Merger Agreement (as defined in Item 4 below). The Stockholders Agreement Shares (as defined below) to which this Schedule 13D relates, have not been purchased by the Reporting Persons. The Reporting Persons have not paid additional consideration to the Stockholders in connection with the execution and delivery of the Stockholders Agreement and thus no funds were used for such purpose. For a description of the Stockholders Agreement, see Item 4 below, which description is incorporated by reference in response to this Item 3.
CGI estimates that the total amount of funds required to purchase all of the shares of Common Stock pursuant to the Offer (as defined in Item 4 below) and consummate the Merger (as defined in Item 4 below) is approximately

$1.07 billion, including related transaction fees and expenses. CGI will have sufficient funds to consummate the purchase of the shares of Common Stock in the Offer and the Merger, and will cause CGI Fairfax Corporation, a Delaware corporation and an indirect wholly-owned subsidiary of CGI (“CGI-Fairfax”), to have sufficient funds available to consummate such transactions. CGI expects to obtain the necessary funds from existing cash balances and CGI’s existing credit facility.
Item 4. Purpose of Transaction
(a)—(b) On May 6, 2010, CGI, CGI-US, CGI-Fairfax and Stanley entered into an Agreement and Plan of Merger (the “Merger Agreement”), that contemplates the acquisition of all outstanding shares of Common Stock. The Merger Agreement provides that CGI-Fairfax will commence a cash tender offer (the “Offer”) to purchase all outstanding shares of Common Stock at a price of $37.50 per share (such price, or any other price per share that is paid in the Offer, referred to as the “Offer Price”), net to the seller in cash, without interest and less any required withholding taxes.
Pursuant to the Merger Agreement, CGI-Fairfax will commence the Offer as promptly as practicable (but in no event later than 10 business days) after the date of the Merger Agreement. The obligation of CGI-Fairfax to accept for payment any shares of Common Stock in the Offer is subject to customary conditions set forth in the Merger Agreement, including that: (i) at least a majority of the outstanding shares of Common Stock (determined on a fully diluted basis) shall have been validly tendered and not withdrawn; (ii) expiration or termination of applicable waiting periods under the United States Hart-Scott-Rodino Antitrust Improvements Act; (iii) approval by the Committee on Foreign Investment in the United States; (iv) the Defense Security Service of the United States Department of Defense having approved a plan to operate Stanley’s business pursuant to a foreign ownership, control or influence mitigation agreement that does not require a Material Limitation (as defined in the Merger Agreement); (v) 60 days having elapsed following notice to the United States Department of State Directorate of Defense Trade Controls of the Offer and the Merger pursuant to Section 122.4(b) of the International Traffic in Arms Regulations; and (vi) certain other conditions set forth in the Merger Agreement.
The Merger Agreement also provides that, after completion of the Offer, CGI-Fairfax will be merged with and into Stanley, with Stanley surviving the merger as a wholly-owned subsidiary of CGI-US (the “Merger”). Upon completion of the Merger, all remaining outstanding shares of Common Stock not tendered in the Offer (other than shares held by stockholders of Stanley, if any, who are entitled to and properly exercise appraisal rights under Delaware law) will be acquired for cash at the Offer Price (without interest thereon and less any required withholding taxes) on the terms and conditions set forth in the Merger Agreement.
As an inducement to CGI, CGI-US and CGI-Fairfax to enter into the Merger Agreement, the Stockholders entered into a Stockholders Agreement (the “Stockholders Agreement”) with CGI and CGI-US pursuant to which they have agreed, in their capacity as stockholders of Stanley, among other things, to tender or cause to be tendered to CGI-Fairfax in the Offer certain shares of Common Stock beneficially owned by them, as well as certain additional shares of Common Stock of which they may acquire beneficial ownership, in each case excluding restricted stock and shares underlying employee stock options prior to the time such employee stock options are exercised (the “Stockholders Agreement Shares”). The Stockholders also have agreed to vote, or cause to be voted, all of their Stockholders Agreement Shares, among other things, (i) in favor of the adoption of the Merger Agreement, and (ii) against any other action, agreement or transaction that (A) could reasonably be expected to lead to a “Company Takeover Proposal” (as defined in the Merger Agreement), or (B) is intended or would reasonably be expected to materially impede, materially delay or prevent the Offer, the Merger or the transactions contemplated by the Merger Agreement. In addition, the Stockholders have agreed to waive any appraisal rights they may have under Delaware law.
The Stockholders Agreement terminates upon the earliest to occur of: (i) the effective time of the Merger; (ii) the termination of the Merger Agreement pursuant to its terms; (iii) the termination or expiration of the Offer without CGI-Fairfax purchasing all shares of Common Stock tendered pursuant to the Offer in accordance with its terms; or (iv) any amendment to the Merger Agreement or the Offer pursuant to which (A) the terms and conditions of the Offer are less favorable to the Stockholders than those set forth in the Merger Agreement on the date of the Stockholders Agreement or (B) the consideration paid to the Stockholders is less than the highest consideration paid to any other holder of Common Stock for shares tendered in the Offer.

As of May 6, 2010, Stockholders Agreement Shares included an aggregate of 3,178,563 shares of Common Stock (excluding shares of restricted stock and shares underlying employee stock options prior to the time such employee stock options are exercised, which are not subject to the Stockholders Agreement).
The above descriptions of the Merger Agreement and the Stockholders Agreement are qualified in their entirety by reference to the full text of such agreements, which are incorporated by reference in this Item 4.
(c) Not applicable.
(d) The Merger Agreement provides that, upon the closing of the Offer, CGI, CGI-US or CGI-Fairfax are entitled to designate, from time to time, such number of directors of Stanley’s board of directors (the “Board”) as will give CGI-Fairfax, subject to compliance with Section 14(f) of the Act and Rule 14f-1 thereunder, representation on the Board equal to at least that number of directors, rounded up to the next whole number, that is the product of (i) the total number of directors on the Board (giving effect to the directors elected or appointed pursuant to this sentence) multiplied by (ii) the percentage that (A) the number of shares of Common Stock owned by CGI and its subsidiaries (including shares of Common Stock accepted for payment pursuant to the Offer) bears to (B) the number of shares of Common Stock then outstanding; provided that until the effective time of the Merger the Board shall have at least three directors who will be independent for purposes of Rule 10A-3 under the Act (the “Independent Directors”). Stanley is obligated pursuant to the Merger Agreement to take all action requested by CGI or CGI-US necessary to effect any such election or appointment, including (i) increasing the size of the Board, or (ii) obtaining the resignation of such number of its current directors as is, in each case, necessary to enable such designees to be so elected or appointed to the Board in compliance with applicable law (including, to the extent applicable prior to the effective time of the Merger, Rule 10A-3 under the Act). Stanley is further obligated to take all action necessary to cause individuals designated by CGI or CGI-US to constitute the number of members, rounded up to the next whole number, on (A) each committee of the Board and (B) each board of directors of each Stanley subsidiary (and each committee thereof) that represents the same percentage as such individuals represent on the Board.
(e) Not applicable.
(f) If the transactions contemplated by the Merger Agreement are consummated, Stanley, as the surviving corporation in the Merger, will become a wholly-owned subsidiary of CGI-US.
(g) The Merger Agreement contains provisions that limit the ability of Stanley to engage in a transaction that would entail a change of control of Stanley (other than the transactions contemplated by the Merger Agreement) unless the Merger Agreement is terminated.
(h) If the transactions contemplated by the Merger Agreement are consummated, CGI-US will apply for delisting of the Common Stock from the New York Stock Exchange promptly after the consummation of the Merger.
(i) If the transactions contemplated by the Merger Agreement are consummated, the Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.
(j) Other than as described above, the Reporting Persons currently have no plan or proposal which relates to, or may result in, any of the matters described in Items 4(a) – (i) of this Schedule 13D (although the Reporting Persons reserve the right to develop such plans).
Item 5. Interest in Securities of the Issuer
(a)—(b) As described in Item 4(a) – (b) of this Schedule 13D, as a result of the Stockholders Agreement, the Reporting Persons share the power to vote or to direct the vote of the Stockholders Agreement Shares with respect to certain matters as set forth in the Stockholders Agreement. As of May 6, 2010, the Stockholders Agreement Shares represented in the aggregate approximately 13.2% of the issued and outstanding shares of Common Stock (based on 24,155,441 shares of Common Stock issued and outstanding as of May 6, 2010). The Reporting Persons, however, hereby disclaim beneficial ownership of such shares and this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for any or all purposes, the beneficial owners of the securities covered by this Schedule 13D. Except as set forth in this Schedule 13D, no shares of Common Stock are beneficially owned by the

Reporting Persons or, to the knowledge of the Reporting Persons, any person listed on Schedule A to this Schedule 13D. The description contained in this Item 5 of the transactions contemplated by the Stockholders Agreement is qualified in its entirety by reference to the full text of the Stockholders Agreement, which is incorporated by reference.
Certain of the persons with whom the Reporting Persons have the power to direct the voting with respect to certain matters and disposition of the Stockholders Agreement Shares are officers of Stanley and hold the position(s) set forth in the table below. The principal business address for each such person is c/o Stanley, Inc. 3101 Wilson Boulevard, Suite 700, Arlington, Virginia 22201. To the knowledge of the Reporting Persons: (i) all such persons are citizens of the United States; (ii) during the last five years no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (iii) during the last five years no such person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Name	Position(s)
Philip O. Nolan	Chairman, President and Chief Executive Officer
George H. Wilson	Executive Vice President and Director
Gregory M. Denkler	Executive Vice President of Shared Services
Brian J. Clark	Chief Financial Officer, Executive Vice President, and Treasurer
Scott D. Chaplin	Senior Vice President, General Counsel and Corporate Secretary
James H. Brabston	Senior Vice President of Mission Systems Group
(c) Except for the Merger Agreement and the Stockholders Agreement, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Schedule A to this Schedule 13D, has effected any transaction in shares of Common Stock during the past 60 days.
(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities subject to the Stockholders Agreement.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Other than as described in Items 3, 4 and 5, and the agreements incorporated by reference in this Schedule 13D reference and set forth as exhibits below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Stanley, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the occurrence of which would give another person voting or investment power over the securities of Stanley.
Item 7. Material to Be Filed as Exhibits

Exhibit
Number	Description

1	Agreement and Plan of Merger, dated as of May 6, 2010, by and among CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation and Stanley, Inc.*

2	Stockholders Agreement, dated as of May 6, 2010, by and among CGI Group Inc., CGI Federal Inc. and Philip O. Nolan, William E. Karlson, George H. Wilson, Gregory M. Denkler, Brian J. Clark, Scott D. Chaplin, and James H. Brabston.*

3	Joint Filing Agreement, dated as of May 17, 2010, between CGI Group Inc. and CGI Federal Inc.

*	Incorporated by reference to the Form 6-K filed by CGI Group Inc. with the Securities and Exchange Commission on May 7, 2010.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.
Date: May 17, 2010

CGI Group Inc.
By:	/s/ Benoit Dubé
	Name:	Benoit Dubé
	Title:	Vice President, Corporate Legal Affairs

CGI Federal Inc.
By:	/s/ George Schindler
	Name:	George Schindler
	Title:	President

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF CGI GROUP INC.
The current directors and executive officers of CGI are listed below. Except as set forth below, the current business address of each person is 1130 Sherbrooke Street West, 7th Floor, Montreal, Québec, Canada H3A 2M8.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years
Claude Boivin	Director. Mr. Boivin held a number of senior positions at Hydro-Québec and was President and Chief Operating Officer when he retired in 1992. Mr. Boivin is also a director of Héroux Devtek Inc., GLV Inc. and Boralex Power Income Fund.

Bernard Bourigeaud	Director. Mr. Bourigeaud is a citizen of Belgium. Mr. Bourigeaud has been Chairman of BJB Consulting, a CEO to CEO consultancy business, since before 2005. Until September 2007, Mr. Bourigeaud was Chairman and CEO of Atos Origin S.A., a leading global IT services company that he founded in November 2000. Mr. Bourigeaud is also a member of the Supervisory Board of ADVA Optical Networking, a publicly-traded company listed on the Frankfurt Stock Exchange.

Jean Brassard	Director. Mr. Brassard joined CGI in 1978 as a Vice-President. He was, until he retired in 2000, President and Chief Operating Officer of CGI.

Robert Chevrier	Director. Mr. Chevrier has been President of Roche Management Co. Inc., a holding and investment company, since before 2005. A chartered accountant, he was previously Chairman and Chief Executive Officer of Rexel Canada Inc. (formerly Westburne Inc.), a distributor of electric products, from November 1993 until January 2001. Mr. Chevrier is also a director of Bank of Montreal, Cascades Inc., Richelieu Hardware Ltd., and Compagnie de Saint-Gobain.

Dominic D’Alessandro	Director. Mr. D’Alessandro is currently retired. He was President and Chief Executive Officer of Manulife Financial Corporation, an insurance and financial company, from 1994 until 2009.

Thomas P. d’Aquino	Mr. d’Aquino served as Chief Executive and President of the Canadian Council of Chief Executives from 1981 to December 31, 2009, when he retired from that position and joined Gowlings, a leading Canadian law firm, as senior counsel and Chair of its Business Strategy and Public Policy Group. He is also Chairman and Chief Executive of Intercounsel Ltd., a private company engaged in providing strategic solutions and in advancing transformational change. In addition to serving as Chairman of the National Gallery of Canada Foundation, Mr. d’Aquino serves on the Board of Directors of Manulife Financial Corporation, an insurance and financial company, and Coril Holdings Ltd., a company engaged in global securities management, railroad maintenance of way and manufacturing, real estate development, property management, trustee services, custodianship and mining exploration and development.

Paule Doré	Director. Mrs. Doré joined CGI in 1990 as Vice-President Communications and Human Resources, and was Executive Vice-President and Chief Corporate Officer and Secretary until September of 2006 when she assumed the role of Advisor to the Founder and Executive Chairman, a position she held until her retirement in August of 2009. Mrs. Doré is also a director of AXA Canada. Mrs. Doré is also a member of the Board of Directors of Cogeco Inc., a publicly-traded company listed on the Toronto Stock Exchange.

Richard B. Evans	Director. In 2009, Mr. Evans retired as an Executive Director of London-based Rio Tinto plc and Melbourne-based Rio Tinto Ltd. He was Chief Executive of Rio Tinto Alcan from October 2007 until February 2009, and served as special adviser to the company until December 2009. Prior to that he was President and Chief Executive Officer of Alcan Inc. until its acquisition by Rio Tinto in October of 2007. In March 2010, Mr. Evans was appointed an independent director of Noranda Aluminum Holding Company. In May 2010, Noranda Aluminum Holding Company completed a partial initial public offering and is now publicly traded on the New York Stock Exchange. He is now Chairman of the Board of AbitibiBowater, a leading forest products company based in Montreal.

Serge Godin	Executive Chairman of the Board. Mr. Godin cofounded CGI in 1976 and became its first President, a position he held until April 22, 2002. Mr. Godin was Chief Executive Officer of CGI until January 31, 2006.

André Imbeau	Executive Vice-Chairman of the Board and Corporate Secretary. Mr. Imbeau co-founded CGI in 1976 and was, until July 2006, Executive-Vice-President and Chief Financial Officer.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years
David L. Johnston	Director. Mr. Johnston is President and Vice-Chancellor of the University of Waterloo following 15 years as Principal and Vice-Chancellor of McGill University. He is also a director of Masco Corporation, Fairfax Financial Holdings Limited and Arise Technologies Inc. and is a Founding Trustee of the MasterCard Foundation.

Gilles Labbé	Director. Since June 2000, Mr. Labbé has been President, Chief Executive Officer and a director, of Héroux Devtek Inc., an aerospace and industrial products manufacturer.

Eileen A. Mercier	Director. Mrs. Mercier is a Director of Companies for ING Bank of Canada, Intact Insurance Company, Ontario Teachers Pension Plan and Teekay Shipping Corp.

Michael E. Roach	Director. Mr. Roach was appointed President and Chief Executive Officer of CGI on January 31, 2006. From 2002 to 2006, Mr. Roach was President and Chief Operating Officer of CGI.

R. David Anderson	Mr. Anderson joined CGI in 1998. He became Senior Vice-President and Corporate Controller in 2001 and is currently Executive Vice-President and Chief Financial Officer.

André J. Bourque	Mr. Bourque joined CGI in 1999 and is currently Executive Vice-President and Chief Legal Officer.

Donna Morea	Ms. Morea joined CGI in 2004 and is currently President U.S., India, Europe and Asia. Ms. Morea is a citizen of the United States of America, and her business address is c/o CGI Federal Inc., 12601 Fair Lakes Circle, Fairfax, Virginia 22033.

Luc Pinard	Mr. Pinard joined CGI in 1978 and is currently Executive Vice-President and Chief Technology and Quality Officer.

Daniel Rocheleau	Mr. Rocheleau joined CGI in 1985 and is currently Executive Vice-President and Chief Business Engineering Officer.

Claude Séguin	Mr. Séguin joined CGI in 2003 and is currently Senior Vice-President, Corporate Development and Strategic Investments.
All of CGI’s executive officers have held the positions set out opposite their names, or other executive or equivalent management functions for CGI or its subsidiaries during the last five years.

DIRECTORS AND EXECUTIVE OFFICERS OF CGI FEDERAL INC.
The current directors and executive officers of CGI-US are listed below. The current business address of each person is 12601 Fair Lakes Circle, Fairfax, Virginia 22033.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years
Paul V. Lombardi	Chairman of the Board. Mr. Lombardi is also Chairman of the CGI-US Federal SSA Board. He currently works as a consultant to the federal contracting community and is the former Chief Executive Officer and President of DynCorp International, where he served from 1997 until its sale to Computer Sciences Corporation (CSC) in 2004. He also previously served as Chairman of the Professional Services Council. Mr. Lombardi is a member of several boards of directors and advisors, including NCI Information Systems, Vangent, Inc., Northern Virginia Technology Council and George Mason University School of Engineering and Information Technology.

William Schneider, Jr.	Director. Mr. Schneider has served as President of International Planning Services, Inc. since 1986, and is also on the CGI-US Federal SSA Board. Mr. Schneider is a member of several boards of directors, including BAE Systems, Inc., Evans & Sutherland Computer Corp., Inc., Finmeccanica North America, Inc./DRS Technologies, Inc., MBDA USA, Inc., Meggitt USA, Inc., Selex Galileo, Inc. and WorldSpace, Inc.

George Schindler	Director. President. Mr. Schindler joined CGI-US in 2004 as a Senior Vice President and, since 2006, has served as the President of CGI-US.

James B. Peake	Director. Senior Vice President. Dr. Peake joined CGI-US in 2009 as a director and, in December 2009, became Senior Vice President. Prior to joining CGI-US, Dr. Peake served as Secretary of Veterans Affairs from 2007 to 2009. From 2006 to 2007, he was Chief Medical Officer/Chief Operating Officer of QTC Management, Inc., one of the largest private providers of government-outsourced occupational health and disability examination services in the United States, and from 2004 to 2006, he served as Executive Vice President of Project HOPE, a not-for-profit international humanitarian organization.

R. David Anderson	Director. Mr. Anderson is a citizen of Canada, and his business address is c/o CGI Group Inc., 1130 Sherbrooke Street West, 7th Floor, Montreal, Québec, Canada H3A 2M8. Mr. Anderson joined CGI in 1998. He became Senior Vice-President and Corporate Controller in 2001 and is currently Executive Vice-President and Chief Financial Officer of CGI.

Donna Ryan	Director. Senior Vice President. Ms. Ryan joined CGI-US in 2004 as Vice President.

Donna S. Morea	Director. President, U.S., India and Europe. Ms. Morea joined CGI-US in 2004 as President of U.S. Operations.

Michael E. Roach	Director. Mr. Roach is a citizen of Canada, and his business address is c/o CGI Group Inc., 1130 Sherbrooke Street West, 5th Floor, Montreal, Québec, Canada H3A 2M8.

Joseph C. Figini	Director. Mr. joined CGI-US in 2004 as Vice President and General Counsel, U.S. Operations, and is currently Senior Vice President and General Counsel of CGI Technologies and Solutions Inc.

Scott Pfost	Director. Controller. Mr. Pfost joined CGI-US in 2005 as Director of Finance.

Christina Marchione	Vice President, Secretary of the Board of Directors. Ms. Marchione joined CGI-US in 2004.

Scott A. Nadeau	Facility Security Officer and Technology Control Officer. Mr. Nadeau joined CGI-US in 2007 as Assistant Facility Security Officer. Prior to joining CGI-US, Mr. Nadeau served as a security specialist for Accenture National Security Services, LLC from 2004 to 2006, and as Assistant Facility Security Officer from 2006 to 2007.
Except as described above, all of CGI-US’s executive officers have held the positions set out opposite their names, or other executive or equivalent management functions for CGI-US or its subsidiaries during the last five years.